

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 5, 2013

Via Facsimile
Roni Giladi
Chief Financial Officer
Sapiens International Corporation N.V.
Rabin Science Park
P.O. Box 4011
Nes Ziona 74140 Israel

> **Re: Sapiens International Corporation N.V.**
> **Form 20-F for the Fiscal Year Ended December 31, 2012**
> **Filed March 11, 2013**
> **File No. 000-20181**

Dear Mr. Giladi:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Information on the Company

Business Overview

Geographical Distribution of Revenues, page 26

1.   We note that you present a geographic distribution of revenues but do not include a breakdown of total revenues by category of activity. Please tell us what consideration you gave to including such disclosure. Refer to Item 4.B.2. of Form 20-F. In this regard, we note discussion throughout the filing, including beginning on pages 14 and 33, regarding your target markets and your primary types of solutions and services. As part of your response, please tell us how you considered similar disclosure in your financial statements in accordance with ASC 280-10-50-38.

Operating Results

Years ended December 31, 2012 and 2011

Revenues, page 39

2.   Your discussion of the results of operations for revenues do not appear to quantify sources of material changes. As one example, you state your revenues in North America increased primarily due to an increase in new and ongoing implementation solutions and the inclusion of a full year of revenues of the businesses acquired in August 2011. Please note that prefacing the reference to these sources of changes with the word "primarily" obscures the ability of the reader to identify the material sources of the change. In addition, where a material change is attributed to two or more factors, including any offsetting factors, the contribution of each identified factor should be described in quantified terms. See Item 5.A.1. of Form 20-F and Section III.D of SEC Release No. 33-6835. Please tell us how you considered quantifying the sources of material changes and offsetting factors.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 10(c): Taxes on Income, page F-30

3.   We note that you maintain a significant valuation allowance and you appear to be reducing it over time. Please tell us the factors you considered when determining that a valuation allowance was necessary in light of your historical pre-tax income. If you are changing the valuation allowance for only the amount of the NOL used during the period, please tell us the basis for determining that this change in the valuation allowance is appropriate and how you determined that it was more likely than not that your NOLs and other deferred tax assets will not be realized. See ASC 740-10-30-17 for guidance. As part of your response, please tell us how you considered disclosing, here and in your discussion of operating results on page 41 and 43, the circumstances that led to the valuation allowance reversals.

4.   Your disclosure indicates that you have not provided deferred taxes on undistributed earnings of foreign subsidiaries because you intend to permanently reinvest these undistributed earnings. Please tell us what consideration you gave to providing quantitative disclosure of the undistributed earnings of foreign subsidiaries that are considered to be "reinvested" as of December 31, 2012. Refer to FASB ASC 740-30-50-2. As part of your response, please tell us the amount of cash and cash equivalents that are currently held outside of Israel that would be subject to income taxes.

Note 13(b): Geographic Information, page F-39

5.   Please tell us your consideration of disclosing the basis for attributing revenues from external customers to individual countries. Refer to FASB ASC 280-10-50-41.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739, or Christine Davis, Assistant Chief Accountant, at (202) 551-3408, if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Jeffrey Kauten, Staff Attorney, at (202) 551-3447 or Katherine Wray, Staff Attorney, at (202) 551-3483. If you require further assistance, do not hesitate to contact me at (202) 551-3730.

                                        Sincerely,

                                        /s/ Stephen Krikorian

                                        Stephen Krikorian
                                        Accounting Branch Chief